

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Mr. Jeffrey Smith
Chief Financial Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

  Re: PDI, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    File No. 000-24249

Dear Mr. Smith:

  We have reviewed your letter dated October 25, 2010 in connection with the above-referenced filings and have the following comment.

  Please respond to this letter within ten business days by amending your filing or by advising us when you will provide a response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2010.

Exhibits

1. We have reviewed your response to prior comment 3 regarding the two agreements with one of your largest customers. We continue to believe that these agreements, which together comprise approximately 42% of your total revenue for the year ended December 31, 2009 and approximately 50% of your total revenues for the six months ended June 30, 2010, should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We specifically note that this item is not limited to contracts the loss of which would cause a company to experience a fundamental change in the nature or structure of the company's business, nor does this item require that a contract relate to a major part of a registrant's goods or services in order to meet the "substantial dependence" standard. As to your discussion of short-term contracts, we specifically note that one of these contracts is a multiple-year contract. Although we note that you have some flexibility to mitigate the loss of one or both of these agreements by reducing the size of your sales force, it is

unclear how readily the company could replace the stream of revenue that is over twenty percent of the company's revenues in each case. In light of the foregoing, we are unable to concur that PDI is not "substantially dependent" on these agreements and believe that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453, or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief